Exhibit 99.1

EX-DIVIDEND DATE 2012

In its press release of 6 March 2012, ASM announced that it will propose to the forthcoming AGM a cash dividend distribution of € 0.50 per common share. In case the AGM, held at 15 May 2012, approves this dividend, distribution shares will go ex-dividend at 17 May 2012.